ELDORADO AND SINO GOLD

SATISFACTION OF DUE DILIGENCE CONDITIONS

Vancouver (Canada) and Sydney (Australia), September 14, 2009 – Eldorado Gold Corporation ("Eldorado") (TSX:ELD) (NYSE Amex:EGO) and Sino Gold Mining Limited (“Sino Gold”) (ASX:SGX) (SEHK:1862) are pleased to report that the due diligence conditions contained in their Scheme Implementation Deed have been satisfied and accordingly their scheme of arrangement transaction is no longer subject to these conditions.

Mr. Paul Wright, President & CEO of Eldorado, said, “We are pleased to have satisfied our due diligence requirements on schedule and look forward to a successful close of this transaction in early December.”

Mr. Jake Klein, President & CEO of Sino Gold, added, “We are pleased to report passing the first milestone for this transaction. The scheme booklet is now being prepared and is on-track to be mailed by mid-October, enabling Sino Gold securityholders to vote by late-November.”

About Eldorado

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, China, Greece, and Turkey and surrounding regions. We are one of the lowest cost pure gold producers. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

About Sino Gold

Sino Gold is the leading international gold exploration and mining company in China and is listed on the ASX and the SEHK. The 82%-owned Jinfeng Gold Mine in southern China’s Guizhou Province and is now the second largest gold mine in China. The 95%-owned White Mountain Gold Mine in northeast China’s Jilin Province commenced commercial gold production in January 2009. The high-grade Eastern Dragon Project in northern China’s Heilongjiang Province has excellent potential to produce very low-cost gold and is being rapidly progressed towards becoming Sino Gold’s third mine.

ON BEHALF OF

ON BEHALF OF

ELDORADO GOLD CORPORATION

SINO GOLD MINING LIMITED

“Paul N. Wright”

“Jake Klein”

Paul N. Wright

Jake Klein

President & Chief Executive Officer

President & Chief Executive Officer

Contact Details

For Investors:

Eldorado Gold Corporation

Nancy Woo, VP Investor Relations

Phone: 604.601-6650 or 1.888.353.8166

Fax: 604.687.4026

Email: nancyw@eldoradogold.com

Eldorado Gold Corporation

1188, 550 Burrard Street

Vancouver, BC V6C 2B5

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

Sino Gold Mining Limited:

Jake Klein, President & CEO

Roger Howe, Investor Relations,

+61 2 8259 7000, info@sinogold.com.au

For Media:

Sino Gold Mining Limited:

Kate Kerrison

+61 2 6746 3221, kate@katekerrison.com.au

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Such forward-looking statements or information include, but are not limited to statements or information with respect to the transaction.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  the number of shares issued is  subject to certain adjustments; gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2009.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

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